Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, March 16, 2023 /PRNewswire/ – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2022.

Fourth Quarter 2022 and Fiscal Year 2022 Operational Highlights

Holistic Wealth Business

●	Cumulative number of clients served reached 3,138,191 as of December 31, 2022, representing an increase of 1.9% from 3,080,757 as of September 30, 2022 and compared to 2,702,122 as of December 31, 2021.

●	Number of active clients[1] was 535,928 as of December 31, 2022, representing a decrease of 13.7% from 621,137 as of September 30, 2022 and compared to 424,366 as of December 31, 2021. The quarter-over-quarter decline was primarily due to the change of product mix. The decline was partially offset by the rapid growth of customer base on Yiren Select platform.

●	Total client assets[2] was RMB23,372.1 million (US$3,388.6 million) as of December 31, 2022, representing an increase of 2.5% from RMB22,795.8 million as of September 30, 2022 and compared to RMB19,261.0 million as of December 31, 2021.

●	Sales volume of investment products amounted to RMB6,502.1 million (US$942.7 million) in the fourth quarter of 2022, representing an increase of 45.3% from RMB4,476.4 million in the third quarter of 2022 and compared to RMB5,391.8 million in the same period of 2021. The growth was mainly driven by the rapid expansion of our insurance brokerage business. For the fiscal year of 2022, sales volume of investment products reached RMB21,897.0 million (US$3,174.8 million), compared to RMB21,588.6 million in 2021.

Credit-tech Business

●	Total loans facilitated in the fourth quarter of 2022 reached RMB6.8 billion (US$983.5 million), representing an increase of 7.7% from RMB6.3 billion in the third quarter of 2022 and compared to RMB6.2 billion in the fourth quarter of 2021. The growth was mainly due to the strong demand of our small revolving loan products. Total loans facilitated in 2022 reached RMB22.6 billion (US$3.3 billion), compared to RMB23.2 billion. The decline was due to the business transitions, which was largely offset by the strong growth of our consumer loan business post the restructuring.

1 Active clients refer to those who have made at least one investment through our holistic wealth ecosystem or have client assets above zero in the past twelve months.

2 Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the clients on our platforms.

●	Cumulative number of borrowers served reached 7,277,627 as of December 31, 2022, representing an increase of 4.6% from 6,960,095 as of September 30, 2022 and compared to 6,127,068 as of December 31, 2021.

●	Number of borrowers served in the fourth quarter of 2022 was 862,226, representing an increase of 16.9% from 737,320 in the third quarter of 2022 and compared to 618,131 in the same period of 2021. The increase was driven by the strong demand of our small revolving loan products. Total number of borrowers served in 2022 was 1,606,893, compared to 1,297,046 in 2021.

●	Outstanding balance of performing loans facilitated reached RMB11,259.8 million (US$1,632.5 million) as of December 31, 2022, representing an increase of 5.9% from RMB10,630.4 million as of September 30, 2022 and compared to RMB14,102.3 million as of December 31, 2021.

Consumption-Driven Services

●	Total gross merchandise volume generated through our e-commerce platform and "Yiren Select" channel reached RMB292.1 million (US$42.3 million) in the fourth quarter of 2022. representing an increase of 17.0% from RMB249.6 million in the third quarter of 2022 and compared to RMB61.6 million in the same period of 2021.

“We are pleased to deliver an impressive quarter with robust growth in both revenue and profitability, marking the full success of our business re-structuring and product optimization despite the volatilities of external environment amid the Covid resurgence.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

“As we previously projected, our insurance brokerage business continued its strong momentum in the fourth quarter of 2022. Total premium reached more than RMB1.3 billion, representing a 34% increase quarter over quarter and over 50% growth year on year. In the year of 2022, our total premium rocketed by 61% to appropriately RMB4 billion, significantly outperforming the industry average of 4.6% annual growth rate. As of December 31, 2022, Hexiang Insurance Brokers had established approximately 40 offline branches nationwide and offered over 840 insurance products from more than 100 insurers.”

“Regarding credit-tech business, our total loan volume reached RMB6.8 billion in the fourth quarter of 2022, representing an 8% increase quarter over quarter despite the pandemic resurgence and the infection peak post the reopening in November and December. The momentum is mainly driven by our consumer loan business. In this quarter, our small revolving loan took close to 80% of our total loan volume, compared to 65% in the same period of 2021, reflecting a vivid transition of our product mix upon the completion of business restructuring. Loan facilitation of our small revolving loan products reached RMB5.3 billion this quarter, showing a 15% quarterly increase and 32% annual growth. As our domestic consumption starts to recover, we expect the momentum to continue in the coming quarters.”

“We delivered a strong profit of RMB485 million this quarter, increased by a significant 47% year over year and 80% quarter over quarter. For the full year of 2022, total net profit reached RMB1.2 billion, showing an increase of 16% compared to the prior year despite the impact from the closure of our offline business line that leads to a declined full year revenue. Net profit margin climbed to 35% in 2022 from 23% in 2021, a vivid reflection of our fruitful efforts in optimizing unit economics via business transitions and cost control.” said Ms. Na Mei, Chief Financial Officer of Yiren Digital. “On the balance sheet side, our cash position grew stronger with usable cash reaching RMB5.2 billion, an 11% increase compared to the end of last quarter, paving a solid foundation for us to expand our business and seize any new opportunities in the future.”

Fourth Quarter 2022 Financial Results

Total net revenue in the fourth quarter of 2022 was RMB1,088.1 million (US$157.8 million), representing an increase of 6.6% from RMB1,020.9 million in the same period of 2021. Particularly, revenue from credit-tech business was RMB639.2 million (US$92.7 million) in the fourth quarter of 2022, representing an increase of 3.8% from RMB615.5 million in the same period of 2021. The increase was due to an increase of our small revolving loan products amid strong demand of consumption. Revenue from holistic wealth business was RMB319.8 million (US$46.4 million) in the fourth quarter of 2022, representing a decrease of 14.1% from RMB372.3 million in the fourth quarter of 2021. The decrease was due to the change of product mix.

Sales and marketing expenses in the fourth quarter of 2022 were RMB103.4 million (US$15.0 million), compared to RMB304.1 million in the same period of 2021. The decrease was primarily due to the optimization of cost structure for our offline business.

Origination, servicing and other operating costs in the fourth quarter of 2022 were RMB211.6 million (US$30.7 million), which remained stable compared to RMB216.8 million in the same period of 2021.

General and administrative expenses in the fourth quarter of 2022 were RMB85.3 million (US$12.4 million), compared to RMB119.4 million in the same period of 2021. The decrease was mainly due to the optimization of the Company’s offline business and overall improvement of cost efficiency.

Allowance for contract assets, receivables and others in the fourth quarter of 2022 was RMB55.7 million (US$8.1 million), compared to RMB51.9 million in the same period of 2021. The increase was primarily driven by the increase of loan volume facilitated.

Income tax expense in the fourth quarter of 2022 was RMB159.3 million (US$23.1 million).

Net income in the fourth quarter of 2022 was RMB485.2 million (US$70.4 million), as compared to RMB330.8 million in the same period of 2021. The increase was primarily due to the recovery of business volume and optimization of our business structure. Net income margin increased to 44.6% in the fourth quarter of 2022 from 32.4% in the same period of 2021 due to the improved cost efficiency.

Adjusted EBITDA3 (non-GAAP) in the fourth quarter of 2022 was RMB654.1 million (US$93.5 million), compared to RMB353.4 million in the same period of 2021.

Basic and diluted income per ADS in the fourth quarter of 2022 were RMB5.4 (US$0.8) and RMB5.4 (US$0.8) respectively, compared to a basic per ADS of RMB3.9 and a diluted per ADS of RMB3.9 in the same period of 2021.

Net cash generated from operating activities in the fourth quarter of 2022 was RMB471.9 million (US$68.4 million), compared to RMB189.4 million in the same period of 2021.

Net cash provided by investing activities in the fourth quarter of 2022 was RMB283.1 million (US$41.1 million), compared to RMB381.9 million in the same period of 2021.

As of December 31, 2022, cash and cash equivalents were RMB4,271.9 million (US$619.4 million), compared to RMB3,613.0 million as of September 30, 2022. As of December 31, 2022, the balance of held-to-maturity investments was RMB2.7 million (US$0.4 million), compared to RMB1.8 million as of September 30, 2022. As of December 31, 2022, the balance of available-for-sale investments was RMB972.7 million (US$141.0 million), compared to RMB1,109.4 million as of September 30, 2022.

Delinquency rates. As of December 31, 2022, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.7%, 1.3% and 1.1% respectively, compared to 0.9%, 1.5% and 1.2% respectively as of December 31, 2021.

Cumulative M3+ net charge-off rates. As December 31, 2022, the cumulative M3+ net charge-off rates for loans originated in 2019, 2020 and 2021 were 11.6%, 8.1% and 6.5% respectively, as compared to 11.7%, 8.0% and 6.1% respectively as of September 30, 2022.

3 "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures" and the table captioned "Reconciliation of Adjusted EBITDA" set forth at the end of this press release.

Fiscal Year 2022 Financial Results

Total net revenue in 2022 was RMB3,434.6 million (US$498.0 million), compared to RMB4,477.9 million in 2021. Specifically, revenue from credit-tech business in 2022 was RMB1,959.7 million (US$284.1 million), and revenue from holistic wealth business in 2022 was RMB1,172.0 million (US$169.9 million). The decrease in 2022 full year revenue was primarily due to the transition of our business structure.

Sales and marketing expenses in 2022 was RMB574.0 million (US$83.2 million), compared to RMB1,553.3 million in 2021. The decrease was primarily due to the optimization of the Company’s offline business and the improvement of our cost efficiency.

Origination, servicing and other operating costs in 2022 was RMB776.8 million (US$112.6 million), which remained stable compared to RMB760.9 million in 2021.

General and administrative expenses in 2022 was RMB423.7 million (US$61.4 million), compared to RMB506.2 million in 2021. The decrease was primarily due to the optimization of our offline business and the overall improvement of cost efficiency.

Allowance for contract assets, receivables and others in 2022 was RMB188.2 million (US$27.3 million), compared to RMB370.2 million in 2021. The decline was due to the business structure transition and product mix optimization.

Income tax expense in 2022 was RMB300.5 million (US$43.6 million).

Net income in 2022 was RMB1,194.9 million (US$173.2 million), compared to RMB1,033.0 million in 2021. The increase was driven by the resumption of business growth and the optimization of cost structure post business transitions. Net income margin increased to 34.8% in 2022 from 23.1% in 2021 due to the improved cost efficiency and asset quality.

Adjusted EBITDA (non-GAAP) in 2022 was RMB1,570.3 million (US$227.7 million), compared to RMB1,338.9 million in 2021. Adjusted EBITDA margin (non-GAAP) in 2022 was 45.7%, compared to 29.9% in 2021.

Basic and diluted income per ADS in 2022 were RMB13.7 (US$2.0) and RMB13.6 (US$2.0) respectively, compared to a basic per ADS of RMB12.2 and a diluted per ADS of RMB12.1 in 2021.

Net cash generated from operating activities in 2022 was RMB1,849.4 million (US$268.1 million), compared to RMB158.2 million in 2021.

Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the full year of 2023 to be between RMB3.6 billion to RMB4 billion, with net profit margin expected to remain stable.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 16, 2023 (or 8:00 p.m. Beijing/Hong Kong Time on March 16, 2023).

Participants who wish to join the call should register online in advance of the conference at: https://s1.c-conf.com/diamondpass/10029325-jd4z98.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/2tasepf4

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate on December 30, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China’s mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	410,988	334,162	525,137	76,138	2,105,776	1,362,685	197,571
Post-origination services	49,861	74,433	37,616	5,454	174,255	204,336	29,626
Insurance brokerage services	244,780	189,019	199,027	28,856	755,691	731,797	106,101
Financing services	140,027	54,702	35,940	5,211	524,840	278,783	40,420
Electronic commerce services	33,114	52,954	129,154	18,725	33,114	302,896	43,916
Others	142,170	135,385	161,202	23,372	884,253	554,123	80,339
Total net revenue	1,020,940	840,655	1,088,076	157,756	4,477,929	3,434,620	497,973
Operating costs and expenses:
Sales and marketing	304,114	136,406	103,427	14,995	1,553,344	573,974	83,218
Origination,servicing and other operating costs	216,751	223,622	211,591	30,678	760,858	776,841	112,631
General and administrative	119,364	109,947	85,259	12,361	506,240	423,718	61,433
Allowance for contract assets, receivables and others	51,911	35,074	55,747	8,083	370,154	188,223	27,291
Total operating costs and expenses	692,140	505,049	456,024	66,117	3,190,596	1,962,756	284,573
Other (expenses)/income:
Interest (expense)/income, net	(18,056)	(378)	3,439	499	(73,383)	(26,302)	(3,813)
Fair value adjustments related to Consolidated ABFE	11,720	2,077	(2,962)	(429)	(37,442)	18,900	2,740
Others, net	2,935	3,035	11,991	1,738	26,665	30,921	4,483
Total other (expenses)/income	(3,401)	4,734	12,468	1,808	(84,160)	23,519	3,410
Income before provision for income taxes	325,399	340,340	644,520	93,447	1,203,173	1,495,383	216,810
Income tax (benefit)/expense	(5,366)	70,020	159,285	23,095	170,189	300,512	43,570
Net income	330,765	270,320	485,235	70,352	1,032,984	1,194,871	173,240

Weighted average number of ordinary shares outstanding, basic	169,967,125	179,409,525	179,211,437	179,211,437	169,029,826	174,695,959	174,695,959
Basic income per share	1.9461	1.5067	2.7076	0.3926	6.1113	6.8397	0.9917
Basic income per ADS	3.8922	3.0134	5.4152	0.7852	12.2226	13.6794	1.9834

Weighted average number of ordinary shares outstanding, diluted	171,171,951	179,841,065	179,628,555	179,628,555	170,590,203	175,391,332	175,391,332
Diluted income per share	1.9324	1.5031	2.7013	0.3917	6.0554	6.8126	0.9877
Diluted income per ADS	3.8648	3.0062	5.4026	0.7834	12.1108	13.6252	1.9754

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	189,377	342,888	471,890	68,418	158,192	1,849,430	268,142
Net cash provided by/(used in) investing activities	381,870	(835,064)	283,145	41,052	(346,507)	52,559	7,620
Net cash (used in)/provided by financing activities	(45,831)	(276,198)	(54,551)	(7,909)	427,446	(489,123)	(70,916)
Effect of foreign exchange rate changes	(283)	2,284	(1,107)	(160)	(936)	2,485	360
Net increase/(decrease) in cash, cash equivalents and restricted cash	525,133	(766,090)	699,377	101,401	238,195	1,415,351	205,206
Cash, cash equivalents and restricted cash, beginning of period	2,420,210	4,427,408	3,661,318	530,840	2,707,148	2,945,344	427,035
Cash, cash equivalents and restricted cash, end of period	2,945,343	3,661,318	4,360,695	632,241	2,945,343	4,360,695	632,241

Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,864,543	3,612,972	4,271,899	619,367
Restricted cash	80,800	48,346	88,796	12,874
Accounts receivable	305,018	274,623	221,004	32,044
Contract assets, net	1,105,905	502,936	626,739	90,869
Contract cost	9,959	1,610	787	114
Prepaid expenses and other assets	352,015	361,258	321,411	46,600
Loans at fair value	73,734	11,109	54,049	7,836
Financing receivables	1,697,962	713,411	514,388	74,579
Amounts due from related parties	879,256	1,124,738	1,266,232	183,586
Held-to-maturity investments	2,200	1,800	2,700	391
Available-for-sale investments	177,360	1,109,408	972,738	141,034
Property, equipment and software, net	102,548	82,184	77,256	11,201
Deferred tax assets	7,388	102,934	84,187	12,206
Right-of-use assets	80,752	39,133	33,909	4,916
Total assets	7,739,440	7,986,462	8,536,095	1,237,617
Accounts payable	19,065	31,711	14,144	2,050
Amounts due to related parties	434,127	244,185	227,724	33,017
Deferred revenue	12,379	526	65,539	9,502
Payable to investors at fair value	50,686	39,598	-	-
Accrued expenses and other liabilities	1,182,783	1,234,738	1,315,006	190,658
Secured borrowings	1,028,600	767,900	767,900	111,335
Refund liability	5,732	351	-	-
Deferred tax liabilities	112,535	78,819	79,740	11,561
Lease liabilities	72,101	40,968	35,229	5,108
Total liabilities	2,918,008	2,438,796	2,505,282	363,231
Ordinary shares	123	129	129	19
Additional paid-in capital	5,100,486	5,158,676	5,160,783	748,243
Treasury stock	(42,897)	(42,897)	(46,734)	(6,776)
Accumulated other comprehensive income	11,553	7,509	7,765	1,126
Accumulated deficit	(247,833)	424,249	908,870	131,774
Total equity	4,821,432	5,547,666	6,030,813	874,386
Total liabilities and equity	7,739,440	7,986,462	8,536,095	1,237,617

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	5,391,760	4,476,390	6,502,061	942,710	21,588,645	21,897,031	3,174,771
Number of investors in current investment products	144,987	176,787	107,692	107,692	409,281	506,310	506,310
Amount of loans facilitated under loan facilitation model	6,170,158	6,298,522	6,783,523	983,518	23,195,224	22,623,101	3,280,041
Number of borrowers	618,131	737,320	862,226	862,226	1,297,046	1,606,893	1,606,893
Remaining principal of performing loans facilitated under loan facilitation model	14,102,279	10,630,352	11,259,763	1,632,512	14,102,279	11,259,763	1,632,512
Gross merchandise volume	61,619	249,624	292,086	42,348	61,619	687,848	99,729

Segment Information
Holistic Wealth:
Revenue	372,304	294,332	319,755	46,360	1,260,513	1,171,992	169,923
Sales and marketing expenses	75,842	46,698	44,661	6,475	199,336	187,141	27,133
Origination,servicing and other operating costs	156,243	165,605	157,342	22,812	598,606	561,080	81,349

Consumer credit:
Revenue	615,522	493,369	639,167	92,671	3,184,302	1,959,732	284,134
Sales and marketing expenses	227,508	88,714	58,016	8,412	1,353,244	383,950	55,668
Origination,servicing and other operating costs	53,396	39,951	38,085	5,522	155,140	151,539	21,971

Others:
Revenue	33,114	52,954	129,154	18,725	33,114	302,896	43,916
Sales and marketing expenses	764	994	750	108	764	2,883	417
Origination,servicing and other operating costs	7,112	18,066	16,164	2,344	7,112	64,222	9,311

Reconciliation of Adjusted EBITDA
Net income	330,765	270,320	485,235	70,352	1,032,984	1,194,871	173,240
Interest expense/(income), net	18,056	378	(3,439)	(499)	73,383	26,302	3,813
Income (benefit)/tax expense	(5,366)	70,020	159,285	23,095	170,189	300,512	43,570
Depreciation and amortization	7,466	8,514	2,537	368	43,236	26,430	3,832
Share-based compensation	2,497	15,760	1,494	217	19,089	22,136	3,209
Adjusted EBITDA	353,418	364,992	645,112	93,533	1,338,881	1,570,251	227,664
Adjusted EBITDA margin	34.6%	43.4%	59.3%	59.3%	29.9%	45.7%	45.7%

Delinquency Rates (Loan Facilitation Model)

	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
March 31, 2022	0.9%	2.0%	1.9%
June 30, 2022	0.6%	1.4%	1.5%
Septempber 30, 2022	0.7%	1.1%	1.0%
December 31, 2022	0.7%	1.3%	1.1%

Online Channels
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%
March 31, 2022	0.7%	1.5%	1.3%
June 30, 2022	0.6%	1.1%	1.2%
Septempber 30, 2022	0.6%	0.9%	0.8%
December 31, 2022	0.7%	1.1%	0.9%

Offline Channels
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%
March 31, 2022	1.1%	2.7%	2.9%
June 30, 2022	0.8%	2.0%	2.3%
Septempber 30, 2022	1.3%	1.9%	1.9%
December 31, 2022	1.2%	2.2%	2.3%

Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of December 31, 2022	Total Net Charge-Off Rate as of December 31, 2022
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	398,602	11.6%
2020	9,614,819	780,798	8.1%
2021	23,195,224	1,513,766	6.5%
2022Q1-Q3	15,839,577	316,444	2.0%

M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.2%	7.7%	7.9%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.5%	8.1%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.8%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.0%	7.4%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.6%	6.9%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%
2021Q3	0.5%	3.1%	5.0%	5.9%
2021Q4	0.6%	3.2%	4.6%
2022Q1	0.6%	2.6%
2022Q2	0.4%